# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rockefeller Capital Management L.P., CIK 0001739439
CUSIP: 45259A878
Title of class of securities: Rockefeller Opportunistic Municipal Bond ETF
Address of issuer's principal executive offices: 45 ROCKEFELLER PLAZA, 5TH FLOOR, NEW YORK, New York (NY), 10111
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000764038

## Reporting persons
- SouthState Bank Corp: type of reporting person: bank (BK), investment adviser (IA), parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Florida (FL); sole voting power 1,594,257; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,594,257 (8.1% of the class)
  Comment: Other Included Managers: SouthState Bank, N.A. and SouthState Private Capital Management LLC

## Item 1. Issuer
Name of issuer: Rockefeller Capital Management L.P.
Address of issuer's principal executive offices: 45 ROCKEFELLER PLAZA, 5TH FLOOR, NEW YORK, NEW YORK, 10111.

## Item 2. Person Filing
Name of person filing: SouthState Bank Corp
Address of principal business office or, if none, residence: 1101 First Street South, Suite 202, Winter Haven, FL 33880
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,594,257
Percent of class: 8.13
Sole power to vote or to direct the vote: 1,594,257
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: SouthState Bank, N.A. and SouthState Private Capital Management LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

## Exhibits
SouthState Bank Corp organizational chart (filed under exhibit 99.1)

## Signatures
- SouthState Bank Corp: William E. Matthews, V, SEVP, Chief Financial Officer (11/09/2026)